UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2005
Commission File Number 1-7616
PIONEER CORPORATION
(Translation of registrant’s name into English)
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: October 21, 2005

By	/s/ Kaneo Ito
Kaneo Ito
President and Representative Director

This report on Form 6-K contains the following:
1.	The announcement released by the Company to the press in Japan dated October 21 2005, concerning (i) the revision of its consolidated business forecasts for fiscal 2006, ending March 31, 2006, and (ii) its consolidated semiannual business forecasts for the first half of fiscal 2006, ended September 30, 2005.

For Immediate Release
October 21, 2005
Pioneer Announces Revision of Business Forecasts for Fiscal 2006
TOKYO — Pioneer Corporation today announced revision of its consolidated business forecasts for fiscal 2006, ending March 31, 2006, and also announced its consolidated semiannual business forecasts for the first half of fiscal 2006, ended September 30, 2005.
Revision of Business Forecasts for Fiscal 2006
Assuming that the yen-U.S. dollar and the yen-euro exchange rates average ¥110 and ¥135, respectively, through the end of fiscal 2006, we revised downward our consolidated business forecasts for fiscal 2006, from those announced on April 27, 2005, as follows:

(In millions of yen)
	Revised	Previous
	projections	projections	Changes in
	for fiscal 2006	for fiscal 2006	projections	Results
	(A)	(B)	(A – B)	for fiscal 2005
Operating revenue	¥770,000	¥810,000	¥(40,000)	¥733,648
Operating income (loss)	(25,000)	8,000	(33,000)	2,592
Income (loss) before income taxes	(28,000)	7,500	(35,500)	(187)
Net income (loss)	¥(24,000)	¥1,000	¥(25,000)	¥(8,789)

The projection of operating revenue for fiscal 2006 is revised downward, because we foresee a decrease of sales of our Home Electronics products such as plasma displays and DVD recorders in comparison to our previous projections in the second half of fiscal 2006, mainly reflecting more intense competition and lower prices in the markets, despite favorable sales of our Car Electronics products.
     The projections of operating income, income before income taxes and net income are revised downward to go into the red, reflecting our forecast that sales of our aforementioned Home Electronics products will decrease more than we previously projected; the gross profit margin for the plasma display business will be reduced as our plasma display OEM (original equipment manufacturing) unit sales decrease and plasma display plant operating rate goes down; and non-operating expenses will be incurred as certain overseas production sites are consolidated.
In addition to our ongoing management efficiency measures, we are currently advancing discussions on additional plans for business restructuring. The expenses (non-operating) required for such plans, however, are not included in this revision. Details of these plans will be announced in late November or after.

Business Forecasts for First Half of Fiscal 2006

(In millions of yen)
	Projections	Results
	for first half	for first half
	of fiscal 2006	of fiscal 2005	Differences
	(A)	(B)	(A – B)
Operating revenue	¥350,000	¥345,047	¥4,953
Operating income (loss)	(16,500)	13,398	(29,898)
Income (loss) before income taxes	(12,000)	12,438	(24,438)
Net income (loss)	¥(12,500)	¥4,809	¥(17,309)

Note:	Effective from fiscal 2005 year-end presentation, the Company classified gains and losses on sale and disposal of fixed assets, which were previously included in “Operating costs and expenses,” into “Other income (expenses).” Previously reported amounts have been reclassified accordingly.
Information
The Company will announce on October 31, 2005 (Japan time) its consolidated second-quarter and semiannual business results for fiscal 2006.
Cautionary Statement with Respect to Forward-Looking Statements
Statements made in this release with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology, severe price competition and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete, and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.
Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.
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For further information, please contact:
Investor Relations Department, Corporate Branding and Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6774 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
IR Website: http://www.pioneer.co.jp/ir-e/